CUSIP No. 780666103	13D	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

 (Amendment No. _____)

MineralRite Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

780666103
(CUSIP Number)

Guy Peckham
17 Via Paradiso
Henderson, NV 89011

(403) 288-4321
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 780666103	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Guy Peckham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,500,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.70
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 780666103	13D	Page 3 of 5 Pages

Item 1.   Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share, of MineralRite Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7044 Portal Way, Unit K-110 Ferndale, WA 98248.

Item 2.   Identity and Background

This statement is being filed by Guy Peckham (“Peckham”), a Canadian citizen.  His residence address is 17 Via Paradiso, Henderson, NV 89011.

Peckham’s principal occupation or employment is as CEO and director of the Issuer.

During the last five years, Peckham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Peckham has provided, or will provide, services as an officer and director of the Issuer.

Item 4.   Purpose of Transaction

Peckham notes that he is an Officer of the Issuer, but the purpose of the acquisition of securities of the Issuer was investment. Peckham does not currently have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a)  Peckham beneficially owns 14,500,000 shares of the Issuer’s Common Stock.  This amount represents 14,500,000 shares of outstanding Common Stock.

Percentage of the Common Stock class:  28.12%.  (Based on 51,559,845 shares of common stock outstanding as of January 23, 2013.

(b)  Peckham has sole power to vote and sole power to dispose the entire 14,500,000 shares.

CUSIP No. 780666103	13D	Page 4 of 5 Pages

(c)  Peckham did not effect any transactions in the Common Stock other than the acquisition of these shares. The acquisition of these shares was made via a private placement transaction by the Issuer.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Peckham and any other person.

Item 7.   Materials to be Filed as Exhibits

None.

CUSIP No. 780666103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2013	/s/ Guy Peckham
Guy Peckham

Attention:  Intentional misstatements or omissions of facts constitute Federal criminal violations (see 18 U.S.C. 1001).